Mail Stop 6010

December 1, 2008

Steven B. Ratoff
Interim President and Chief Executive Officer
NovaDel Pharma Inc.
25 Minneakoning Road
Flemington, NJ 08822

      Re: **NovaDel Pharma Inc.**
                Registration Statement on Form S-3
                Filed November 13, 2008
                File No. 333-155345

Dear Mr. Ratoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

General

1. We note that you are registering the sale of 17,978,724 shares. We also note that the total number of shares registered for resale by the selling shareholder identified in this registration statement and in the registration statement filed on June 26, 2008 is 25,978,724 shares. Given the size of the offerings under these registration statements relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by

the selling security holder, the transaction appears to be a primary offering. It appears that you are not eligible to conduct a primary offering of this size on Form S-3.

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- the fact there is only one selling shareholder which is selling 100% of the shares registered in the offering;

- the date on which and the manner in which the selling shareholder received the overlying securities;

- the relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

- the discount at which the shareholder will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- whether or not the selling shareholder is in the business of buying and selling securities.

Prospectus Summary, page 3

About the 17,978,724 Shares Subject to Registration Under This Registration Statement, page 9

2. We note that the market price was below the conversion price of the notes and the exercise price of the warrants. If true, please revise your tables on page 9 to clarify that there was no premium to the market price.

3. Please combine the table provided on the bottom of page 10 and the table provided on the top of page 11, as it appears that you discuss different payments in each of the tables. Please provide all potential payments in one table.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

6. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company's common stock and, if it does have an existing short position in the company's stock, the following additional information:

  - the date on which the selling shareholder entered into that short position; and

  - the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

7. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible note; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

8. If you revise the number of shares registered in this registration statement, please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

Selling Security Holders, page 40

9. It does not appear that you have provided the information required by Item 507 of Regulation S-K. Among other things, this item requires you to disclose the amount of securities held by the selling shareholder prior to the offering which you are registering securities pursuant to this registration statement, the amount sold by the selling shareholder in that offering and the amount and percentage to be owned after the completion of that offering. Please revise to provide the required information.

Information Incorporated by Reference, page 46

10. It appears that you have not specifically listed all your Form 8-Ks that are required to be incorporated by reference. Please revise to specifically list all documents incorporated by reference as required by Item 12(a) of Form S-3.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

                              Sincerely,

                              Jeffrey Riedler
                              Assistant Director

cc: Emilio Ragosa, Esq.
        Morgan, Lewis & Bockius, LLP
        502 Carnegie Center
        Princeton, New Jersey 08540